UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                Trans World Airlines, Inc.
                     (Name of Issuer)

                       Common Stock
              (Title of Class of Securities)

                         893349837
                      (CUSIP Number)

                    Marc Weitzen, Esq.
       Gordon Altman Butowsky Weitzen Shalov & Wein
             114 West 47th Street, 20th Floor
                 New York, New York 10036
                      (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                      May 2, 1996
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
//.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 14 Pages
              List of Exhibits is on Page 14

                       SCHEDULE 13D

CUSIP No.  893349837                     Page 2 of 14 Pages


1    NAME OF REPORTING PERSON
         Pichin Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /x/
     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)//

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              3,666,667

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                      Page 3 of 14 Pages


1    NAME OF REPORTING PERSON
         Chelonian Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
             3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                 3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                     Page 4 of 14 Pages


1    NAME OF REPORTING PERSON
         Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                    Page 5 of 14 Pages


1    NAME OF REPORTING PERSON
         ACF Industries, Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                    Page 6 of 14 Pages


1    NAME OF REPORTING PERSON
         ACF Industries Holding Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                     Page 7 of 14 Pages


1    NAME OF REPORTING PERSON
         Highcrest Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                   Page 8 of 14 Pages


1    NAME OF REPORTING PERSON
         Buffalo Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
             //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
               3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
             3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                   Page 9 of 14 Pages


1    NAME OF REPORTING PERSON
         Starfire Holding Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
             //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                   Page 10 of 14 Pages


1    NAME OF REPORTING PERSON
         Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /x/

     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              3,666,667

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              3,666,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         3,666,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14   TYPE OF REPORTING PERSON*
         IN

                       SCHEDULE 13D
                       AMENDMENT NO. 1

Item 1.   Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on November 13, 1995, by Pichin Corp., a Delaware corporation ("Pichin"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants") is amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.

Item 2.  Identity and Background

Item 2 is amended to add the following:

          The principal business address and the address of the principal office of Buffalo is 100 South Bedford Road, Mount Kisco, New York 10549.

          Buffalo is primarily engaged in holding 99.5% of the outstanding Shares of Highcrest and is wholly-owned by Starfire. Buffalo may be deemed to be a "group" with the other Registrants within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          Neither Buffalo nor any executive officer or director of Buffalo has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

          A total of 500,000 Shares of the Shares which were originally deposited in the Settlement Trust were sold on May 2, 1996, as a result of the determination by the designee of the Pension Benefit Guaranty Corporation and the Registrants that it was a propitious time for the Settlement Trust to dispose of Shares and apply the proceeds of the sale to the TWA Pension Plans. Registrants are considering selling from time to time, depending on the prices which may be realized therefor, additional Shares which had been deposited in the Settlement Trust.

Item 5.   Interest in Securities of the Issuer

Item 5(a) is hereby amended to add the following:

          As of the close of business on May 2, 1996, Registrants may be deemed to beneficially own the remaining aggregate of 3,666,667 Shares representing approximately 9.9% of the Issuer's outstanding Shares (based upon the 36,942,720 Shares stated to be outstanding as of March 27, 1996, in the Issuer's definitive proxy statement dated April 18, 1996) which were originally deposited in the Settlement Trust. Each of Pichin, Chelonian, Unicorn, ACF, Holding, Highcrest, Buffalo, Starfire and Carl C. Icahn have shared voting power of all 3,666,667 Shares and shared dispositive power of all 3,666,667 Shares. This does not include any of the 722 Shares of the Issuer beneficially owned by the Trans World Airlines Inc. Retirement Plans, of which Pichin is the Plan Sponsor.

Item 5(c) is hereby amended to add the following:

          The following table sets forth all sales with respect to the Shares effected during the past 60 days by the persons named in response to Item 5(a) above. Each transaction set forth below reflects an open market sale effected on the American Stock Exchange.


TRANSACTION DATE       PRICE PER SHARE($)      NUMBER OF SHARES

5/2/96                       18                    500,000

Item 7.   Material To Be Filed as Exhibits

          The following documents are filed as Exhibits to this Schedule 13D:

    Exhibit 1       Joint Filing Statement

                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 3, 1996


               PICHIN CORP.

               By: /s/ Edward E. Mattner
                  Edward E. Mattner
               Its: President


               CHELONIAN CORP.

               By: /s/ Edward E. Mattner
                  Edward E. Mattner
               Its: President


               UNICORN ASSOCIATES CORPORATION

               By: /s/ Edward E. Mattner
                  Edward E. Mattner
               Its: President


               ACF INDUSTRIES, INCORPORATED

               By: /s/ Carl C. Icahn
                  Carl C. Icahn
               Its: Chairman of the Board


               ACF INDUSTRIES HOLDING CORP.

               By: /s/ Richard T. Buonato
                  Richard T. Buonato
               Its: Vice President


               HIGHCREST INVESTORS CORP.

               By: /s/ Richard T. Buonato
                  Richard T. Buonato
               Its: Senior Vice President


               BUFFALO INVESTORS CORP.

               By: /s/ Edward E. Mattner
                   Edward E. Mattner
               Its: President


               STARFIRE HOLDING CORPORATION

               By: /s/ Richard T. Buonato
                  Richard T. Buonato
               Its: Vice President

               By: /s/ Carl C. Icahn
                 Carl C. Icahn

                                                  EXHIBIT 1


                   JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share of Trans World Airlines and further agree to this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of May, 1996.

               PICHIN CORP.

               By:  /s/ Edward E. Mattner
                    Edward E. Mattner
               Its: President


               CHELONIAN CORP.

               By:  /s/ Edward E. Mattner
                    Edward E. Mattner
               Its: President


               UNICORN ASSOCIATES CORPORATION

               By:  /s/ Edward E. Mattner
                    Edward E. Mattner
               Its: President


               ACF INDUSTRIES, INCORPORATED

               By:  /s/ Carl C. Icahn
                    Carl C. Icahn
               Its: Chairman of the Board


               ACF INDUSTRIES HOLDING CORP.
               By:  /s/ Richard T. Buonato
                    Richard T. Buonato
               Its: Vice President


               HIGHCREST INVESTORS CORP.

               By:  /s/ Richard T. Buonato
                    Richard T. Buonato
               Its: Senior Vice President


               BUFFALO INVESTORS CORP.

               By:  /s/ Edward E. Mattner
                    Edward E. Mattner
               Its:  President


               ICAHN HOLDING CORPORATION

               By:  /s/ Richard T. Buonato
                    Richard T. Buonato
               Its: Vice President


               By:  /s/ Carl C. Icahn
                    Carl C. Icahn

               [Joint filing Agreement for Schedule 13D
               Amendment No. 1 with respect to Trans World
               Airlines, Inc.]